Exhibit 2.3.5

BUILDING BITS PROPERTIES I, LLC

AMENDED AND RESTATED BIT DESIGNATION OF

THE SPECIAL ECONOMIC RIGHTS

OF

CLASS SOUTHSTAR-VILLEPLATTE.LA COMMON AND PREFERRED BITS

BUILDING BITS PROPERTIES I, LLC, a Delaware limited liability company (the “Company”), pursuant to the provisions of the Delaware Limited Liability Company Act and the Operating Agreement dated October 30, 2017, as amended from time to time (the “Operating Agreement”), does hereby state and certify that, pursuant to the authority expressly vested in BuildingBits Asset Management, LLC, a Delaware limited liability company and the Company’s Manager (the “Manager”), the Manager duly adopted the following resolution, which remains in full force and effect as of the date hereof:

RESOLVED, that this Amended and Restated Bit Designation of the Class SouthStar-VillePlatte.LA Common Bits dated as of April 30, 2019 (this “Bit Designation”) be and hereby is adopted as follows:

1. Designation.

(a)    Pursuant to Section 3.2 of the Operating Agreement, there is hereby created a class of Bits designated as the Class SouthStar-VillePlatte.LA Common Bits (the “Class SouthStar-VillePlatte.LA Common Bits”) and SouthStar-VillePlatte.LA Preferred Bits (the “Class SouthStar-VillePlatte.LA Preferred Bits”) (together, the “Class SouthStar-VillePlatte.LA Bits”), which shall each have a special economic rights identified in Section 3 of this Bit Designation related to the performance of the Ville Platte South Star Property described in the Form 1-A of the Company and post-qualification amendments thereto (the “Property LLC”). The Manager is authorized to provide for the issuance of up to 1,400,781 Class SouthStar-VillePlatte.LA Common Bits and up to 1,400,781 Class SouthStar-VillePlatte.LA Preferred Bits.

(b)    All Class SouthStar-VillePlatte.LA Bits issued pursuant to, and in accordance with the requirements of this Bit Designation, shall be fully paid and non-assessable Bits of the Company.

(c)    Upon a Change of Control Event as defined in Section 2 of this Bit Designation, the Class SouthStar-VillePlatte.LA Bits will cease to exist and holders will receive cash as provided in Section 4 of this Bit Designation.

2. Definitions. For purposes of this Bit Designation, the following terms have the meanings ascribed to them below. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Operating Agreement.

“Change of Control Event” means, with respect to the Property LLC, (i) an election to dissolve Property LLC by its Manager, (ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of the Property LLC, or (iii) the entry of a decree of judicial dissolution of the Property LLC pursuant to the provisions of the Delaware Act.

“Closing Date” means, with respect to the Class SouthStar-VillePlatte.LA Common Bits, the date on which the first closing in the offering Under Regulation A took place.

“Distribution Payment Date” has the meaning assigned to it in Section 3(a) hereof.

“Distribution Period” means a period commencing on, and including, a Distribution Payment Date, to, but not including, the following Distribution Payment Date.

“Distribution Record Date” has the meaning assigned to it in Section 3(a) hereof.

3. Special Economic Rights.

(a)    Right to Distributions from The Property LLC. Each holder of Class SouthStar-VillePlatte.LA Common Bits shall be entitled to receive, out of funds legally available after fees have been paid to the Manager or its Affiliates under Section 5.10 of the Operating Agreement, and expenses under Section 5.13 of the Operating Agreement, a pro rata cash distribution of the funds received by the Company from The Property LLC (“Special Distributions”) on each Class SouthStar-VillePlatte.LA Common Bit. Any Special Distributions that have been declared shall be payable in arrears on the last day of the first fiscal quarter following the end of each applicable year (each, a “Distribution Payment Date”) to the holders of record as they appear in the books and records of the Company for the Class SouthStar-VillePlatte.LA Bits at the close of business on the 10th business day preceding the Distribution Payment Date (each, a “Distribution Record Date”); provided, that if any Distribution Payment Date is not a Business Day, then the Special Distribution which would otherwise have been payable on that Distribution Payment Date may be paid on the next succeeding Business Day. Any Special Distribution payable on the Class SouthStar-VillePlatte.LA Bits, including distributions payable for any partial Distribution Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months.

(b)    Option to Make Quarterly Distributions. In the sole determination of the Manager, Special Distributions identified in Section 3(a) may be payable on a regular frequency, not less than on an annual basis. The Manager may determine the Distribution Payment Date and Distribution Record Date, provided that the Distribution Record Date may not be less than 10 days prior to the Distribution Payment Date.

4. Automatic Resignation and Conversion to Cash.

(a)    Automatic Resignation of Bitholder. In the event of a Change of Control Event, holders of the Class SouthStar-VillePlatte.LA Bits identified in this Bit Designation shall automatically resign from the Company upon the receipt of the cash payment under Section 4(b)(i) of this Bit Designation.

(i)    Upon resignation of the Bitholder under this Section, the Class SouthStar-VillePlatte.LA Bits held by the Bitholder shall cease to exist.

(b)	Automatic Conversion to Cash.

(i) Upon the occurrence of a Change of Control Event, each of the holders of the Class SouthStar-VillePlatte.LA Bits shall receive a cash sum of the net proceeds received by the Company as a result of the Change of Control Event, after deduction of fees set out in Section 5.10 of the Operating Agreement.

(c)     Liquidation Preference. The holders of the Class SouthStar-VillePlatte.LA Preferred Bits are entitled to a liquidation preference that is senior to holders of Class SouthStar-VillePlatte.LA Common Bits with respect to a Change of Control Event (the “Liquidation Preference”). Distribution of any available cash sum upon a Change of Control Event shall occur as follows:

(i)	First, to the holders of Class SouthStar-VillePlatte.LA Preferred Bits until the holders of the Class SouthStar-VillePlatte.LA Preferred Bits have received a return of the value of their Preferred Bits equal to the original price per Bit at issuance, adjusted for any declared but unpaid distributions, combinations, or splits.
(ii)	Second, to the holders of Class SouthStar-VillePlatte.LA Common Bits until the holders of the Class SouthStar-VillePlatte.LA Common Bits have received a return of the value of their Common Bits equal to the original price per Bit at issuance, adjusted for any declared but unpaid distributions, combinations, or splits.
(iii)	Thereafter, to all holders of Class SouthStar-VillePlatte.LA Bits on a pro rata basis.

5. Transfer Restrictions. Holders of Class SouthStar-VillePlatte.LA Preferred Bits shall not make a direct or indirect sale, assignment, transfer, pledge, offer, exchange, disposition, encumbrance, alienation or other disposition (collectively, a “Sale”) of Class SouthStar-VillePlatte.LA Preferred Bits in an amount less than 10,000 SouthStar-VillePlatte.LA Preferred Bits. In the event of such a Sale, and in addition to any other remedies as may be available at law, in equity or under this Bit Designation, the Company shall not be required (i) to transfer on its books any Class SouthStar-VillePlatte.LA Preferred Bits which shall have been transferred in violation of any of the provisions set forth in this Bit Designation; or (ii) to treat as owner of such Class SouthStar-VillePlatte.LA Preferred Bits, or to pay dividends to any transferee to whom any Class SouthStar-VillePlatte.LA Preferred Bits shall have been transferred in violation of any of the provisions set forth in this Bit Designation. This Section 5 shall not prohibit a Sale of Class SouthStar-VillePlatte.LA Preferred Bits by a Holder to any member of the Holder’s immediate family, or to a trust for the benefit of the Holder or any member of the Holder’s immediate family, or upon the death of the Holder; provided that a Sale referred to in this sentence shall be permitted only if, as a precondition to such Sale, the transferee agrees in writing, reasonably satisfactory in form and substance to the Company, to be bound by all of the terms of this Bit Designation.

6. Voting Rights. Holders of Class SouthStar-VillePlatte.LA Bits shall not have the right to vote or provide consent in matters coming before the Members under Section 5.2(c) of the Operating Agreement.

7. Amendments and Waivers. This Bit Designation may be amended from time to time by the affirmative vote or consent of the Manager and the holders of a majority of the then issued and outstanding Class SouthStar-VillePlatte.LA Bits. Amendments to this Agreement may be proposed only by or with the consent of the Manager.

8. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, this Bit Designation has been executed as of the date first written above.

MANAGER:

BUILDINGBITS ASSET MANAGEMENT, LLC

By:	/s/ Alexander Aginsky
Name: Alexander Aginsky
Title: Manager